UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 8, 2021

Universal Solar Technology, Inc.

(Exact name of registrant as specified in its charter)

Nevada 000-1434389 82-4307598

(State or other jurisdiction

of incorporation) (Commission File Number) (I.R.S. Employer

Identification No.)

10685 Hazel Hurst Drive, Suite 21698

Houston, Texas 77043

(Address of principal executive offices) (Zip Code)

(832) 991-2275

(Registrants telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant

under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act

(17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act

(17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange

Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange

Act (17 CFR 240.13e-4(c))

_____

Item 8.01.Other Events.

Item 1 of 1. Entry into a material events:

General

Universal Solar Technology, Inc. announces that the UNSS Board of Directors
has directed staff to file an S-1 or appropriate document in support of the
Entrex Oil and Gas Market.

Due to the unique nature of the anticipated S1 - Stephen H. Watkins has been
authorized to work with the SEC to determine the
best way to file the document on behalf of UNSS or any majority owned
subsidaries entities.

This is not an offer to sell securities. This is for information purposes
only and does not constitute an offer to sell or a solicitation of an offer
to buy any interests or any other securities of UNSS or Entrex. Any such offer
will be made only pursuant to the Regulation D PIPE Information Memorandum.

All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

if to Parent, to:

Chairman of the Board of Directors
Universal Solar Technology, Inc
10685 Hazel Hurst Drive, Suite 21698
Houston, TX 77043
Attention: Paul D. Landrew
Email: Paul.Landrew@universalsolartechnology.com

if to the Company to:

Entrex Holding Company (EHCo, LLC)
150 East Palmetto Park Road
Boca Raton, FL 33432
Attention: Stephen H. Watkins
Email: SWatkins@entrex.net

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 8, 2021

UNIVERSAL SOLAR TECHNOLOGY, INC.

By: /s/   Paul D. Landrew

Name: Paul D. Landrew

Title: Chairman of the Board of Directors and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

<u>Universal Solar Technology, Inc.</u>

(Exact Name Of Company As Specified In Its Charter)

Nevada	**26-0768064**
(State of Incorporation)	(I.R.S. Employer Identification No.)

11811 North Freeway, Suite 500, Houston, TX	**77060**
(Address of Principal Executive Offices)	(ZIP Code)

Company's Telephone Number, Including Area Code: 832-229-7046

Securities to be Registered Under Section 12(g) of the Act: Common Stock, $0.0001
(Title of Class)

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒   Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act .

DRAFT
CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Certificate	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
2025 Entrex Preferred Oil and Gas Income Securities	10,000,000	$0.001	$10,000	$109.10

When declared effective pursuant to Section 8(c).

(1) Estimated pursuant to Rule 457 solely for the purposes of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement.

As filed with the Securities and Exchange Commission on January 8, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

2025 ENTREX PREFERRED OIL AND GAS INCOME SECURITIES

The Registrant hereby submits this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

iii

Subject to Completion

Preliminary Prospectus Dated January 8, 2021

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

2025 Entrex Preferred Oil and Gas Income Company



2025 Entrex Preferred Oil and Gas Income Securities

We are a non-diversified company which exchanges our 2025 Entrex Preferred Oil and Gas Income Securities for private company oil and gas production (as a royalty) and provides income to security holders pursuant to the company's resultant cash flow.

The company exchanges the 2025 Entrex Preferred Oil and Gas Income Securities for contractual oil and gas royalties, via a secured revenue structure, of various private oil and gas production companies. Each contract then provides the cash-flow to compensate investors pursuant to the contract terms.

Our expectation, pursuant to the existing "exchange" contracts in place, is to provide each 2025 Entrex Preferred Oil and Gas Income Security $28 per year royalty payment, each of the next five years paid quarterly, through and including 2025 at which time, once a combined total of $140 has been paid the Company shall automatically redeem the 2025 Entrex Preferred Oil and Gas Income Company's Security/ies from owners.

Our strategy is only to execute contracts which represent a maximum of 33% of the historical net cash-flows of private oil and gas companies allowing their contractual payments to the company to be derived pursuant to the share of top-line GAAP gross revenues of the private oil and gas companies.

We may offer, from time to time, in one or more offerings, or series of securities, which extend the amount or term of the 2025 Entrex Preferred Oil and Gas Income Company's Securities.

The 2025 Entrex Preferred Oil and Gas Income Company's Securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

We currently expect that the initial offering price of our 2025 Entrex Preferred Oil and Gas Income Company's Securities will be $.001 per security and will be sold to various private oil and gas producing companies. Each company, contractually, which buys this offering's 2025 Entrex Preferred Oil and Gas Income Company's Securities shall commit to pay each security purchased $28 a year for each of the subsequent five years (assuming purchased in 2021).

Once the 2025 Entrex Preferred Oil and Gas Income Company's Security is sold to the company producing such financial commitment – they can resell the security to various income buyers. Each year through the end of 2025 when the 2025 Entrex Preferred Oil and Gas Income Company's Security is redeemed by the company we expect $140.00 to be paid to investors from revenues of the various original oil and gas private companies.

We anticipate the 2025 Entrex Preferred Oil and Gas Income Company's Securities to be listed on an over the counter exchange and traded on a Net Present Value of the anticipated cash-flow.

Investing in our securities involves risks. See "Risk Factors".

	Per 2025 Entrex Preferred Oil and Gas Income Company's Security Certificate	Total
Public offering price	$.001	$10,000
Sales load (broker discounts and commissions)	0	0
Proceeds to us, before expenses(1)	.001	$10,000

The Registrant anticipates amending this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This prospectus contains important information about us that you should know before investing in our 2025 Entrex Preferred Oil and Gas Income Company's Securities. Please read it before making an investment decision and keep if for future reference. After the completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information will be available free of charge by writing to the Universal Solar Technology, Inc. at 11811 North Freeway, Suite 500, Houston, TX 77060 or telephone by calling collect 832-229-7046 or by visiting our website at https://www.entrex.market/. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. You may also obtain information about us from the Securities and Exchange Commission's website (http://www.sec.gov).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Universal Solar Technology, Inc. expects that the shares of our preferred stock will be ready for delivery to purchasers on or about July 1, 2021.

Investing in our securities involves significant risks. See "Risk Factors".

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement, if any.

The date of this prospectus is January 7, 2021.

You should rely only on the information contained in this prospectus and any accompanying prospectus supplements, if any. We have not authorized any dealer, salesperson or other person to provide you with different information or to make representations as to matters not stated in this prospectus and any accompanying prospectus supplements, if any. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus or any accompanying prospectus supplement is not an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information in this prospectus and any accompanying prospectus supplements is accurate only as of the date of this prospectus or such prospectus supplement, as applicable, and under no circumstances should the delivery of this prospectus or any accompanying prospectus supplement or the sale of any securities imply that the information in this prospectus or such accompanying prospectus supplement is accurate as of any later date or that the affairs of Private Company Composite Index, Inc. have not changed since the date hereof or thereof. We will update the information in these documents to reflect material changes only as required by law. Our business, financial condition, results of operations and prospectus may have changed since then.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with different information or to make representations as to matters not stated in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any shares of securities by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information in this prospectus is accurate only as of its date, and under no circumstances should the delivery of this prospectus or the sale of any securities imply that the information in this prospectus is accurate as of any later date or that our affairs have not changed since the date hereof.

TABLE OF CONTENTS

The 2025 Entrex Preferred Oil and Gas Income Securities and our logo and other trademarks of Universal Solar Technology, Inc. mentioned in this prospectus are the property of Universal Solar Technology, Inc. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus and may not contain all of the information that is important to you. You should read carefully the more detailed information set forth under "Risk Factors" and the other information included in this prospectus. Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares. In this prospectus, unless the context otherwise requires, the "Company,"

OVERVIEW

We are a non-diversified company which exchanges our 2025 Entrex Preferred Oil and Gas Income Securities for private company oil and gas production (as a royalty) and provides income to security holders pursuant to the company's resultant cash flow.

The company exchanges the 2025 Entrex Preferred Oil and Gas Income Securities for contractual oil and gas royalties, via a secured revenue structure, of various private oil and gas production companies. Each contract then provides the cash-flow to compensate investors pursuant to the contract terms.

Our expectation, pursuant to the existing "exchange" contracts in place, is to provide each 2025 Entrex Preferred Oil and Gas Income Security $28 per year royalty payment, each of the next five years paid quarterly, through and including 2025 at which time, once a combined total of $140 has been paid the Company shall automatically redeem the 2025 Entrex Preferred Oil and Gas Income Company's Security/ies from owners.

Our strategy is only to execute contracts which represent a maximum of 33% of the historical net cash-flows of private oil and gas companies allowing their contractual payments to the company to be derived pursuant to the share of top-line GAAP gross revenues of the private oil and gas companies.

We may offer, from time to time, in one or more offerings, or series of securities, which extend the amount or term of the 2025 Entrex Preferred Oil and Gas Income Company's Securities.

The 2025 Entrex Preferred Oil and Gas Income Company's Securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

We currently expect that the initial offering price of our 2025 Entrex Preferred Oil and Gas Income Company's Securities will be $.001 per security and will be exchanged with various private oil and gas producing companies. Each company, contractually, which buys this offering's 2025 Entrex Preferred Oil and Gas Income Company's Securities shall commit to pay each security purchased $28 a year for each of the subsequent five years (assuming purchased in 2021).

Our objective is to provide efficient access to capital for private oil and gas producers while offering investors current income via our 2025 Entrex Preferred Oil and Gas Income Company's Securities.

The 2025 Entrex Preferred Oil and Gas Income Company's Securities have a five year life expectancy and are expected to produce $28 in royalty income to the, then present owner, per year for five years terminating in 2025. Once the $140.00 in royalty payments have been made to the owners of the 2025 Entrex Preferred Oil and Gas Income Company's Securities the security shall be automatically redeemed by the Company.

Private Companies which produce income and commit to pay the Company the $28 royalty income for each of the next five years, terminating in 2025, will be sold 2025 Entrex Preferred Oil and Gas Income Company's Securities shares for resale.

Companies who exchange their oil and gas production for our Securities, via our royalty contract, may then sell their shares of the 2025 Entrex Preferred Oil and Gas Income Company's Securities to market which provides them capital. The resultant anticipated gain is reduced via their implied interest payments which we believe, pursuant to CPDI (Contingent Payment Debt Instruments), shall reduce the gain over the term of the contract..

The process provides private oil and gas companies access to capital while providing investors access to a publicly tradable preferred equity security which provides anticipated income to the holder. We believe this security model supports both the investors interest and private company capital creation.

Our Board

Our single Board-Member, Stephen H. Watkins, is both the Chairman and CEO of the company.

Mr. Watkins is an experienced entrepreneur founding several successful information and business services companies; two of which grew to billion-dollar market cap companies.

His role at the 2025 Entrex Preferred Oil and Gas Income Company is to support entrepreneurial capital formation alongside the initiatives of the Entrex Capital Market. He is responsible at Entrex for the overall Entrex business strategy, development of key strategic relationships, marketing strategy, and marketing communications.

His efforts raising capital for those companies repeatedly demonstrated the inefficient and unstructured path that entrepreneurial companies traverse to gain exposure and credibility in the capital markets and financial community. These experiences inspired Mr. Watkins to conceive a capital market for entrepreneurial companies and to establish Entrex. Mr. Watkins authored: "Capital Can't Fund What it Can't Find", which focused on capital markets, capital formation and capital access for entrepreneurial companies.

Mr. Watkins has been active in the US Chamber of Commerce, Fortune Small Business, and other global business forums which provide him regular opportunities to speak to entrepreneurial company CEO's about Growth, Financing and Capital formation and discuss Entrex.

MARKET OPPORTUNITY

There are over 9000 independent oil and gas companies in the United States and a multitude of smaller private oil and gas companies – yet less than 500 have access to capital through the public capital market.

We believe the 8500 companies are challenged by an inefficient capital market which we hope establish an efficient way for these private entrepreneurial companies to access capital. Despite the recent attempts at creating market efficiencies by the Security and Exchange Commission - broker dealers are increasingly avoiding the regulatory challenges of private company offerings which experience significant scrutiny by the regulator while secondarily these private securities offer illiquidity and pricing challenges to buyers of private securities.

The 2025 Entrex Preferred Oil and Gas Income Company's objective is twofold;

- To provide current income distributions for shareholders revenue royalties payment streams;

  And

- To create private capital market efficiency for cash-flowing private oil and gas companies.

.

The 2025 Entrex Preferred Oil and Gas Income Company's Business Model Highlights:

- A focus on smaller credit worthy Oil and Gas companies that have proven historical production and cash-flow;

- 2025 Entrex Preferred Oil and Gas Income Company's will sell, in exchange for an annual royalty expectation of $28 per year (paid quarterly) for five years shares of this offering;

- On a quarterly basis the 2025 Entrex Preferred Oil and Gas Income Company shall distribute to its investors the collected royalties equal to five years at $28 or until a total of $140 has been paid to the 2025 Entrex Preferred Oil and Gas Income Company Securities certificate holders;

- In exchange for the 2025 Entrex Preferred Oil and Gas Income Company's Securities each company will enter into a royalty contract to provide the $28 annually to the Company and its investors.

The 2025 Entrex Preferred Oil and Gas Income Company's will exchange our 2025 Entrex Preferred Oil and Gas Income Company securities via a royalty contracts executed between select private oil and gas companies with royalty proceeds being paid to the 2025 Entrex Preferred Oil and Gas Income Company. These proceeds shall then be distributed, on a preferred basis, to the certificate holders of the 2025 Entrex Preferred Oil and Gas Income Company's Securities. Contractually the 2025 Entrex Preferred Oil and Gas Income Company expects to issue a royalty to each certificate holder equal to $28.00 a year or until $140 per certificate has been paid. Once $140 has been paid to certificate holders the 2025 Entrex Preferred Oil and Gas Income Company's Preferred Shares shall be automatically redeemed by the company at no charge.

Only companies which are established as Entrex Registered Member Companies (RMC), or those that agree to become such, will candidates for shares of the 2025 Entrex Preferred Oil and Gas Income Company, Entrex is a neutral entity (although there are common shareholders and management in 2025 Entrex Preferred Oil and Gas Income Company and Entrex) which employs a proprietary patent-pending methodology, guiding companies through a series of procedures which ultimately provide these companies with exposure and credibility to the institutional financial community.

- All Entrex Registered Member Companies provide periodic financial data, similar in structure to SEC EDGAR financial reporting requirements.
- Entrex methodologies provide clarity and transparency about the companies participating in the 2025 Entrex Preferred Oil and Gas Income Company. Through Entrex, this data may be made available to investors, and potential investors, in 2025 Entrex Preferred Oil and Gas Income Company.
- 2025 Entrex Preferred Oil and Gas Income Company will meet the quarterly and annual financial reporting standards as applicable through registration.

The 2025 Entrex Preferred Oil and Gas Income Company's revenue royalty contract is simple; a private oil and gas company, pursuant to the revenue royalty contract, agrees to pay a percentage of their monthly revenues for a period of 5 years or $140 per 2025 Entrex Preferred Oil and Gas Income Company certificate in exchange for our 2025 Entrex Preferred Oil and Gas Income Company Securities.

Revenue royalty contracts shall be entered into by 2025 Entrex Preferred Oil and Gas Income Company's and each company are consistent and will not be changed pursuant to terms of the royalty contract. Any defaults of the revenue royalty contracts shall be managed by an external party and shall continue, via the contracts secured interests, until the terms of said agreement are fully fulfilled.

At closing, the 2025 Entrex Preferred Oil and Gas Income Company's will establish a security interest in specific assets of the revenue royalty contract counter-party and shall have rights to place liens on those assets in the event of a default of the revenue royalty contract by the company. At any point, if the contractual terms are not being adhered to (including but not limited to financial reporting), use of the assets can be terminated.

COMPETITIVE ADVANTAGES

We believe that we can successfully compete with other providers of capital in the markets in which we compete for the following reasons:

1. Private Oil and Gas Companies have an arduous and inefficient path to capital.

2. Private Oil and Gas Royalties, albeit more efficient than some securities, are sold not bought. Our expectation is the same cash-flows of traditional private oil and gas companies can be shared through the 2025 Entrex Preferred Oil and Gas Income Company's securities while offering investors access to liquidity and pricing utilizing the public market infrastructure.

3. We believe the 2025 Entrex Preferred Oil and Gas Income Company Securities shall offer investors access to a risk-adjusted yield which is fair for private oil and gas companies while being competitive within the alternative yield category.

RISK FACTORS

Investing in this offering involves risks. The following is a summary of certain risks that you should carefully consider before investing in our securities.

Risks Related to our Business.

- We have no operating history.

- Our management team has no experience in the oil and gas sector.

- We are dependent upon companies to provide the cash-flow stipulated in the royalty agreement to meet the payment terms of the 2025 Entrex Preferred Oil and Gas Income Company Securities.

- If we are unable to find private oil and gas companies to sell our 2025 Entrex Preferred Oil and Gas Income Company's securities we may not have secondary trading of the security.

- We operate in a highly competitive market for capital.

- There is a risk that we may not receive revenue royalties to make the preferred distributions.

- Any unrealized losses we experience may be an indication of future realized losses, which could reduce our income available for distribution.

- We may experience fluctuations in our operating results.

- We will be exposed to risks associated with changes in interest rates.

- If we incur additional debt, it could increase the risk of investing in our Company.

- Because we intend to distribute substantially all of our income and net realized capital gains to our common security holders, we will need additional capital to finance our growth.

- Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Risks Related to our Royalty contracts

- Revenue royalties are a new form of investment and certain regulatory, accounting and tax treatments with respect to 2025 Entrex Preferred Oil and Gas Income Company's Certificates remain uncertain.

- Our portfolio will consist primarily of revenue royalty contracts issued by privately held companies and the performance of such companies will be difficult to predict.

- Our revenue royalties may be risky, and you could lose all or part of your investment.

- Economic recessions or downturns could impair our revenue royalty contracts and harm our operating results.

- Defaults by our revenue royalty contracts could harm our operating results.

- We may not be in a position to control our revenue royalty contracts ability to pay our indicated preferred payments.

- Prepayments of our revenue royalty contracts could adversely impact our results of operations and reduce returns.

- Our portfolio companies may incur debt that ranks equally with our revenue royalty contracts.

- There may be circumstances where our royalty contracts could be subordinated to claims of other creditors or we could be subject to lender liability claims.

- The lack of liquidity in our royalty contracts may adversely affect our business.

- Our royalty contracts may be limited to one industry or one industry segment, which may adversely affect our returns.

Risks Related to Our Operation.

- Our ability to enter into transactions with our affiliates will be restricted.

- Regulations governing our operation will affect our ability to, and the way in which we raise additional capital.

- Changes in the laws or regulations governing our business, or changes in the interpretations thereof, and any failure by us to comply with these laws or regulations, could negatively affect the profitability of our operations.

- If our primary revenue royalty contracts are not deemed to be qualifying assets, we could be precluded from buying revenue royalty contracts according to our current business strategy.

- If tax treatment of the revenue royalty contracts changes for both the Company and the providers of the revenue royalty contracts we may be subject to corporate-level income tax, which will adversely affect our results of operations and financial condition.

Risks Related to this Offering

- Revenue royalty contracts are a new investment product and so their regulatory, accounting and tax treatments remain untested.

- Prior to this offering, there has been no public market for our securities, and we cannot assure you that the market price of our securities will not decline following the offering.

- Our securities price may be volatile and may fluctuate substantially.

- Our individual revenue royalty contracts are not listed, and do not trade, on any exchange, and there are restrictions on the transfer which affect their marketability and may affect the price of this offering.

- Investing in our securities may involve an above average degree of risk.

- Investors in this offering will incur immediate dilution upon the closing of the offering.

- If a substantial number of shares becomes available for sale and are sold in a short period of time, the market price of our securities could decline.

- Our principal security holders will continue to have substantial ownership in common shares of the company after this offering and this could limit your ability to influence the outcome of key transactions, including a change of control.

- Certain provisions of the Nevada General Corporation Law and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse impact on the price of our securities.

OUR CORPORATE INFORMATION

Our principal executive offices are located at 11811 North Freeway, Suite 500, Houston, TX 77060, and our telephone number is 832-229-7046. We maintain a website on the Internet at https://entrex.market/. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

THE OFFERING

2025 ENTREX PREFERRED OIL AND GAS INCOME CERTIFICATES

Investment Return: A registered holder of our 2025 Entrex Preferred Oil and Gas Income Company's Certificates holds a preferred equity instrument payable via royalty payments equal to $28 annually for the five years starting 2021 thru 2025. On each quarterly payment date, we will pay the current holder of a 2025 Entrex Preferred Oil and Gas Income Company's Certificates Certificate the greater of (i) $7 or (ii) the proportional amount paid by the original revenue royalty contract holder. Upon $140 being paid in full to the certificate holders of record the 2025 Entrex Preferred Oil and Gas Income Company's Certificate shall be automatically redeemed by the company.

Gross Revenues: Our gross revenues are determined in accordance with generally accepted accounting principles (GAAP) in effect as of the date of issuance of the 2025 Entrex Preferred Oil and Gas Income Company's Certificates consistently applied.

Term: The term of each 2025 Entrex Preferred Oil and Gas Income Company securities shall commence on the date of issuance and end on the close of business of the fifth anniversary thereof (the "Stated Maturity"), unless terminated earlier.

Early Termination: 2025 Entrex Preferred Oil and Gas Income Certificates may be terminated prior to the Stated Maturity if associated revenue royalty have been paid in full.

Certain Tax Matters: All payments under the 2025 Entrex Preferred Oil and Gas Income Certificates will be made without withholding for any Tax unless such withholding is required by law. If we are so required to withhold, then we shall make net payments to the relevant holder as is necessary providing support to the holder that $140 has been paid or its proportional amount over the life of the instrument.

Seniority: 2025 Entrex Preferred Oil and Gas Income Certificates are preferred certificates pursuant to the rights and warranties indicated within this offering.

Voting Rights: 2025 Entrex Preferred Oil and Gas Income Certificates do not confer any voting rights on the registered holder thereof.

Voluntary Redemption: We may redeem our 2025 Entrex Preferred Oil and Gas Income Certificates at any time after the first anniversary of the date of issuance assuming all payments have been made pursuant to this prospectus.

Operative Agreements:	Our 2025 Entrex Preferred Oil and Gas Income Certificates may be issued pursuant to a trust indenture (the "Indenture") between us and The Bank of New York (or other), not in its individual capacity, but solely as trustee.
License Agreement:	We license certain intellectual property pursuant to a license agreement (the "License Agreement") between us and Entrex (the "Licensor").
Certain ERISA Matters:	Pension, profit-sharing and other employee benefit plans subject to ERISA, as well as retirement plans and arrangements subject to Section 4975 of the Code, will be permitted to invest in the 2025 Entrex Preferred Oil and Gas Income Certificates. Each holder that acquires a 2025 Entrex Preferred Oil and Gas Income Certificates with assets of an employee benefit plan or other retirement plan or arrangement subject to ERISA or Section 4975 of the Code will be required to represent that a prohibited transaction exemption will apply to its acquisition, holding and disposition of the 2025 Entrex Preferred Oil and Gas Income Company's Certificates.
Transfer:	Any and all transfers of the 2025 Entrex Preferred Oil and Gas Income Certificates shall be made pursuant to the then current transfer agent of record.
Where You Can Find Additional Information	After completion of this offering, our prefeed stock will be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we will be required to file reports, proxy statements and other information with the SEC. This information will be available at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0328. In addition, the SEC maintains an Internet website, at http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, including us, that file documents electronically with the SEC.

FEES AND EXPENSES

The Company shall distribute $28 annually (paid quarterly) net of expenses to operate. Operational costs are paid through the difference in contractual royalty contract revenues less all quarterly 2025 Entrex Preferred Oil and Gas Income Company royalty payments after all tax, accounting and legal expenses are paid.

Revenue Royalty contracts are made with private oil and gas companies which exchanged one 2025 Entrex Preferred Oil and Gas Income Certificate in exchange for $28 paid in royalties to the certificate holder in each of the following years:

Year	2021	2022	2023	2024	2025
Royalty	$28	$28	$28	$28	$28

The revenue royalty contract provided to the Company has terms and conditions which dictate each original holder of the 2025 Entrex Preferred Oil and Gas Income Certificate shall provide the royalties represented.

The Revenue Royalty contract has terms and conditions which, in default, accelerate the payment and associated liened asset until payments are current or assets liquidated.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risks, together with all of the other information included in this prospectus, before you decide whether to make an investment in our securities. The risks set forth below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of our operations could be materially adversely affected. In such case, our net asset value and the trading price of our securities (as applicable) could decline, and you may lose all or part of your investment.

Risks Related to our Business

We have no operating history.

We have been organized as a Corporation in Nevada. We have no operating history in the oil and gas business. As a result, we have no operating results that can demonstrate to you our ability to manage our business. We are subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that we will not achieve our investment objective and that the value of your investment in us could decline substantially.

Our management team has no experience managing oil and gas assets.

The management of the 2025 Entrex Preferred Oil and Gas Income Certificate have no experience managing oil and gas assets. Private Oil and Gas companies which participate with our royalty program are available to be seen on our web-site. Each private oil and gas company shall meet certain historical oil and gas production, have appropriate projected oil and gas production to compensate royalty income pursuant to the royalty revenues contract which shall be less than 33% of existing production to allow buffer to pay the associated minimum royalty distribution.

Investors shall be provided access to data-rooms which provide the underlying transactions and can ask questions of management prior to any investment in our 2025 Entrex Preferred Oil and Gas Income Securities.

Our management team's lack of experience in managing oil and gas assets which may hinder our ability to take advantage of attractive opportunities and, as a result, achieve our $28 per year returns. Furthermore, any failure to comply with various regulatory requirements could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants.

We are dependent upon the Management personnel for our future success, and if the Management is unable to hire and retain qualified personnel or if the Manager loses any member of its senior management team, its ability to achieve our objective could be significantly harmed.

We depend on the members of the management, particularly Stephen H. Watkins as well as other key individuals for the identification, selection, structuring, closing and monitoring of our executed royalty contracts. These employees have critical experience and relationships that we rely on to implement our business plan. Our future success will depend on the continued service of the management team. The departure of any of the members of the Manager's senior management, particularly, Stephen H. Watkins, could have a material adverse effect on our ability to achieve our business objectives. As a result, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer.

We operate in a highly competitive market for oil and gas opportunities.

A large number of entities will compete with us to make the types of royalty contracts that we plan to make in prospective companies. We will compete with a large number of private equity and venture capital firms as well as BDCs, investment funds, investment banks and other sources of financing, including traditional

financial services companies, such as commercial banks and finance companies. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. This may enable some of our competitors to make commercial royalty contracts with interest rates that are comparable to or lower than the financing costs associated with the royalty contracts pursuant to our business model. We may lose prospective companies if we do not match our competitors' pricing, terms and structure. If we do match our competitors' pricing, terms or structure, we may experience decreased net income and increased risk of credit losses. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of royalty contracts , establish more relationships and build their market shares. Furthermore, many of our potential competitors have greater experience operating under, or are not subject to, the regulatory restrictions. As a result of this competition, there can be no assurance that we will be able to identify and take advantage of attractive opportunities that we identify or that we will be able to fully invest our available capital. If we are not able to compete effectively, our business and financial condition and results of operations will be adversely affected.

There is a risk that we may not make distributions.

We intend to make distributions on a quarterly basis to our securityholders. We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. Also, restrictions and provisions in any future credit facilities may limit our ability to make distributions. If we do not distribute our income quarterly, we be subject to corporate level federal income tax. We cannot assure you that you will receive distributions at a particular level or at all.

Any unrealized losses we experience on our royalty contracts may be an indication of future realized losses, which could reduce our income available for distribution.

We expect to carry our royalty contracts at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Directors. Decreases in the market values or fair values of our royalty contracts will be recorded as unrealized depreciation or losses. Any unrealized losses in our royalty contracts could be an indication of a company's inability to meet its repayment obligations to us with respect to the affected royalty contracts. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods.

Many of our royalty contracts will be recorded at fair value as determined in good faith by our Board of Directors. As a result, there will be uncertainty as to the value of our royalty contracts.

Our royalty contracts are expected to consist primarily of securities issued to privately-held companies, the fair value of which is not readily determinable. We value these securities at fair value as determined in good faith by our Board of Directors. However, the Board of Directors retains ultimate authority as to the appropriate valuation of each investment. Where appropriate, our Board of Directors may utilize the services of an independent valuation firm to aid it in determining fair value. The types of factors that may be considered in valuing our royalty contracts include the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private royalty contracts and associated private companies, are inherently uncertain and may be based on estimates, our determinations of fair value may differ materially from the values that would be assessed if a ready market for these securities existed. Our value could be adversely affected if our determinations regarding the fair value of our royalty contracts were materially higher than the values that we ultimately realize upon the disposal of such securities.

If the Manager is unable to source royalty contracts effectively, we may be unable to achieve our investment objective.

Our ability to achieve our business objective will depend on our ability to identify, evaluate, finance and invest in suitable companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of the Company's marketing capabilities, the Company's management of the royalty contract process, the Company's ability to provide efficient services and our access to financing sources on acceptable terms. In addition to monitoring the performance of our existing royalty contracts, members of our management team and our professionals may also be called upon to provide managerial assistance to our royalty contract companies. These demands on their time may distract them or slow the rate of deployment of our royalty contracts. To grow, we will need to hire, train, supervise and manage new employees and to implement computer and other systems capable of effectively accommodating our growth. However, we cannot assure you that any such employees will contribute to the success of our business or that we will implement such systems effectively. Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We may experience fluctuations in our quarterly and annual operating results.

We could experience fluctuations in our quarterly and annual operating results due to a number of factors, some of which are beyond our control, including our ability to make royalty contracts in companies that meet our investment criteria, the royalty contracts we execute, the default rate on such royalty contracts, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our incentive fee may induce the Management to make speculative royalty contracts.

The expenses the company needs to operate may incentivize the Management to make royalty contracts on our behalf that are risky or more speculative than would be the case in the absence of such economic needs. The way in expenses are paid may encourage the Management to use leverage to increase the return on our royalty contracts. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

We will be exposed to risks associated with changes in interest rates.

General interest rate fluctuations may have a substantial negative impact on our royalty contracts, the value of our securities and our rate of return on invested capital. A reduction in the interest spreads on new royalty contracts could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any royalty contracts we hold which earn fixed interest rates, including mezzanine securities and high-yield bonds. Also, an increase in interest rates available to investors could make investment in our securities less attractive if we are not able to provide the anticipated returns, which could reduce the value of our securities.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

In accordance with generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash. In addition to the cash yields received on our royalty contracts, in some instances, certain royalty contracts may also include any of the following: end of term payments, exit fees, balloon payment fees or prepayment fees. The increases in royalty contract balances as a result of contracted payment-in-kind arrangements are included in income for the period in which such payment-in-kind interest was received, which is often in advance of receiving cash payment, and are separately identified on our statements of cash flows. We also may be required to include in income certain other amounts that we will not receive in cash. company. Because such original issue discount income would be not accompanied by cash, we would need to obtain cash from other sources to satisfy such distribution requirements. If we are unable to obtain cash from other sources to satisfy such distribution requirements, we may become subject to a corporate-level income tax on all of our income. Other features of the royalty contracts that we hold may also cause such instruments to generate original issue discount, resulting in a distribution requirement in excess of current cash received. Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute our quarterly payments to security holders.

Senior Securities and Other Indebtedness

We may issue debt securities or additional preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as "senior securities,".

We may not be able to incur additional debt and may need to sell a portion of our royalty contracts to repay some debt when it is disadvantageous to do so, and we may not be able to make distributions. As a result of the issuance of senior securities, including preferred stock and debt securities, we are exposed to typical risks associated with leverage, including an increased risk of loss and an increase in expenses, which are ultimately borne by our security holders. Because we may incur leverage to make royalty contracts, a decrease in the value of our royalty contracts would have a greater negative impact on the value of our securities. When we issue debt securities or preferred stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. In addition, such securities may be rated by rating agencies, and in obtaining a rating for such securities, we may be required to abide by operating and investment guidelines that could further restrict our operating flexibility.

Our ability to pay our quarterly royalty payments could be restricted if our asset coverage ratio was not as needed. If the value of our assets declines, we may be unable to satisfy various required leverage tests. If that happens, we may be required to sell a portion of our royalty contracts and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Furthermore, any amounts that we use to service our indebtedness would not be available for distributions to our security holders.

Because we intend to distribute substantially all of our income and net realized capital gains to our security holders, we will need additional capital to finance our growth.

We intend to distribute to our security holders substantially all of our royalty contract revenues. Because we will continue to need capital to expand our royalty contracts this may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so. While we expect to be able to borrow and to issue additional debt and equity securities, we cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of any of our outstanding borrowings.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our Board of Directors has the authority to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. However, the effects may adversely affect our business and impact our ability to make distributions.

Risks Related to our royalty contracts

Our portfolio will consist primarily of royalty contracts executed by privately held oil and gas companies and the performance of such companies will be difficult to predict.

Royalty contracts, albeit not new, are a new form of hybrid investment and certain regulatory, accounting and tax treatments with respect to royalty contracts remain unclear.

Royalty contracts executed by the oil and gas companies constitute royalty contracts in a new form of security and as such it is unclear whether applicable regulatory, accounting and taxing authorities would view and treat royalty as described herein.

Our royalty contracts may be risky, and you could lose all or part of your investment.

We will invest primarily in royalty contracts issued by private oil and gas companies they may have micro and macro-economic impacts which could affect their distribution or contractually required payments to the Company. This could have a significant effect and might lead to the loss on all or part of your investment in our securities.

Economic recessions or downturns could impair our royalty contracts and harm our operating results.

Many of our royalty contracts may be susceptible to economic slowdowns or recessions and may be unable to repay our contracts during these periods. Therefore, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of collateral securing some of our royalty contracts and the value of our equity royalty contracts . Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing royalty contracts and harm our operating results.

Defaults by our companies could harm our operating results.

A royalty contract company's failure to satisfy financial or operating covenants imposed by us or other debt holders could lead to defaults and, potentially, acceleration of the time when the royalty contracts are due and foreclosure on its secured assets. Such events could trigger cross-defaults under other agreements and jeopardize a company's ability to meet its obligations under the royalty contracts that we hold and the value of these securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

We may not be in a position to control the companies in which we have executed royalty contracts and its management may make decisions that could decrease the value of our investment.

Our royalty contracts will not entitle us to vote rights or otherwise entitle us to control the companies in which we exchange our securities. Therefore, we may be subject to the risk that a company may make business decisions with which we disagree, and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a company may make decisions that could decrease the value of our royalty contract holdings.

Early redemption of our royalty contracts by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the royalty contracts we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary royalty contracts , pending their future investment in new companies. These temporary royalty contracts will typically have substantially lower yields than the royalty contracts stipulate and we could experience significant delays in reinvesting these amounts. Any future investment in a new company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elects to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our securities.

Our royalty contracts companies may incur debt that ranks equally with our royalty contracts in such companies.

We primarily execute royalty contracts in private oil and gas companies. These companies may have transactions that ranks equally with the royalty contracts in which we execute. Their terms, such debt instruments may provide that the holders thereof are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of our royalty contracts. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our Royalty contracts investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with Royalty contracts securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company.

There may be circumstances where our royalty contracts could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we may have structured our royalty contracts or certain of our royalty contracts as senior royalty contracts, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the size of our investment and the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower's business or exercise control over the borrower. It is possible that we could become subject to a lender's liability claim, including as a result of actions taken if we actually render significant managerial assistance.

The lack of liquidity in our royalty contracts may adversely affect our business.

We expect to invest in oil and gas royalties of private companies. These securities may be subject to legal and other restrictions on resale or otherwise be less liquid than publicly-traded securities. The illiquidity of these royalty contracts may make it difficult for us to sell these royalty contracts when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these royalty contracts. As a result, we do not expect to achieve liquidity in our royalty contracts in the near-term. Our royalty contracts are usually subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such royalty contracts. The illiquidity of most of our royalty contracts may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Risks Related to this Offering

Prior to this offering, there has been no public market for our securities, and we cannot assure you that the market price of our securities will not decline following the offering.

Prior to this offering, there has been no public trading market for our securities, and we cannot assure you that one will develop or be sustained after this offering. We cannot predict the prices at which our securities will trade. The initial public offering price for our securities will be determined through negotiations among us and the underwriters, and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to sales loads, underwriting discounts and related offering expenses. Therefore, our securities may be more appropriate for long-term investors than for investors with shorter term investment horizons and should not be treated as a trading vehicle.

Shares frequently trade at a discount to their net asset value.

Shares frequently trade at discounts to their net asset values and our stock may also be discounted in the market. This characteristic is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether shares of our securities will trade above, at or below our net asset value. The risk of loss associated with this characteristic of closed-end investment companies may be greater for investors expecting to sell shares of securities purchased in this offering soon after the offering. In addition, if our securities trades below its net asset value, we will generally not be able to issue additional shares of our securities at its market price without first obtaining the approval of our security holders and our independent directors.

Our securities price may be volatile and may fluctuate substantially.

The trading price of our securities following this offering may fluctuate substantially. The price of the securities that will prevail in the market after this offering may be higher or lower than the price you pay and the liquidity of our securities may be limited, in each case depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- price and volume fluctuations in the overall stock market from time to time;

- significant volatility in the market price and trading volume of securities of other companies in our sector, which are not necessarily related to the operating performance of these companies;

- our inability to deploy or invest effectively;

- fluctuations in interest rates;

- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

- operating performance of companies comparable to us;

- changes in regulatory policies or tax rules;

- changes in earnings or variations in operating results;

- changes in the value of our royalty contracts;

- general economic conditions and trends; and

- departure of key personnel.

Investing in our securities may involve an above average degree of risk.

The royalty contracts we make in accordance with our business objectives may result in a higher amount of risk, volatility or loss of principal than alternative investment options. Our royalty contracts in portfolio companies may be highly speculative, and therefore, an investment in our securities may not be suitable for investors with lower risk tolerance.

Investors in this offering will incur immediate dilution upon the closing of the offering.

We expect the initial public offering price of our securities to be higher that the pro forma net asset value per share. This dilution is in large part due to the expenses incurred by us in connection with the consummation of this offering. Accordingly, investors in this offering will pay a price per share that exceeds the tangible book value per share after the closing of the offering.

If a substantial number of shares becomes available for sale and are sold in a short period of time, the market price of our securities could decline.

Upon completion of this offering we will have many shares of our securities outstanding. Following the offering, sales of substantial amounts of our securities, or the availability of shares for sale, could adversely affect the prevailing market price of our securities. If this occurs and continues, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so.

Certain provisions of the Nevada General Corporation Law and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse impact on the price of our securities.

The Nevada General Corporation Law, our certificate of incorporation and our bylaws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our securities the opportunity to realize a premium over the market price of our securities.

FORWARD-LOOKING STATEMENTS

The matters discussed in this prospectus, as well as in future oral and written statements by management of the Company, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. Important assumptions include our ability to originate new royalty contracts, achieve certain margins and levels of profitability, the availability of additional capital, and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans or objectives will be achieved. The forward-looking statements contained in this prospectus include statements as to:

- our future operating results;

- our business prospects and the prospects of our prospective royalty contract companies;

- the impact of royalty contracts that we expect to make;

- our informal relationships with third parties;

- the dependence of our future success on the general economy and its impact on the industries in which we invest;

- the ability of our portfolio companies to achieve their objectives;

- our expected financings and royalty contracts;

- our regulatory structure and tax treatment;

- the adequacy of our cash resources and working capital; and

- the timing of cash flows, if any, from the operations of our royalty contracted companies.

For a discussion of factors that could cause our actual results to differ from forward-looking statements contained in this prospectus, please see the discussion under "Risk Factors." You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

Funds from the sale of the securities will be utilized, in part, to offset the underwriting expense of various royalty contracts.

Private oil and gas companies will be introduced to the Company and have specified oil and gas production. Once royalty contract terms have been established with the prospective company the company will execute a Licensing Agreement with the Entrex Oil and Gas Market.   Various fees associated with the License Agreement shall help to underwrite the associated company royalty contract.

Once the royalty contract is executed a designated number of this prospectus's securities shall be provided to the royalty contract counter party in exchange for their royalty payment obligation.   The sale of securities to the royalty contract counter party in turn will compensate the company, in part, for the underwriting costs.

The counter party, now owning this prospectus' securities, can now sell them at an amount that should compensate the counter party for the Net Present Value of the cash-flows designated by a risk adjusted return for the $28 paid annually via royalty payments to investors in this security.

SELECTED FINANCIAL DATA

[INSERT]

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under "Risk Factors" and "Forward-Looking Statements" appearing elsewhere in this prospectus.

OVERVIEW

Our business objective is to simplify capital formation for private oil and gas companies.

We are a non-diversified company which exchanges our 2025 Entrex Preferred Oil and Gas Income Securities for private company oil and gas production (as a royalty) and provides income to security holders pursuant to the company's resultant cash flow.

The company exchanges the 2025 Entrex Preferred Oil and Gas Income Securities for contractual oil and gas royalties, via a secured revenue structure, of various private oil and gas production companies. Each contract then provides the cash-flow to compensate investors pursuant to the contract terms.

Our expectation, pursuant to the existing "exchange" contracts in place, is to provide each 2025 Entrex Preferred Oil and Gas Income Security $28 per year royalty payment, each of the next five years paid quarterly, through and including 2025 at which time, once a combined total of $140 has been paid the Company shall automatically redeem the 2025 Entrex Preferred Oil and Gas Income Security/ies from owners.

Our strategy is only to execute contracts which represent a maximum of 33% of the historical net cash-flows of private oil and gas companies allowing their contractual payments to the company to be derived pursuant to the share of top-line GAAP gross revenues of the private oil and gas companies.

Financial Statements

The financial statements are based on the selection and application of critical accounting policies, which require management to make significant estimates and assumptions. Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex, or subjective judgments. Our critical accounting policies are those applicable to the valuation of royalty contracts and certain revenue recognition matters.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States. The financial statements reflect all adjustments and reclassifications which, in the opinion of management, are necessary for the fair presentation of the Company's results of operations and financial condition for the periods presented. Furthermore, the financial statements are based on the selection and application of critical accounting policies which may require management to make significant estimates and assumptions. Actual results could differ from those estimates. Critical accounting policies are those that are important to the presentation of our financial condition and results of operations that require management's most difficult, complex or subjective judgments.

Valuation of Portfolio Royalty contracts

The most significant estimate inherent in the preparation of our financial statements is the valuation of royalty contracts and the related amounts of unrealized appreciation and depreciation of royalty contracts recorded.

We invest in illiquid securities, including royalty contracts of private oil and gas companies and other illiquid securities. These securities are valued and carried at fair value, as determined in good faith by our Board of Directors pursuant to procedures approved by our Board of Directors, each quarter. We determine fair value to be the amount for which an investment could be exchanged in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. Our valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio based on the nature of the security, the market for the security and other considerations including the financial performance and enterprise value of the portfolio company. Because of the inherent uncertainty of valuation, the Board of Directors' determined values may differ significantly from the values that would have been used had a ready market existed for the royalty contracts, and the differences could be material.

Our Board of Directors may consider other methods of valuation to determine the fair value of royalty contracts as appropriate in conformity with GAAP.

Royalty Contract Income

We understand that pursuant to GAAP royalty contracts are treated as Contingent Payment Debt Instruments and have associated tax treatment as defined by the United States Treasury.

Interest Income

Pursuant to tax advice our interest income, adjusted for amortization of premium and accretion of discount, is recorded on the accrual basis to the extent that such amounts are expected to be collected. We generally place a loan on non-accrual status and cease recognizing interest income on such loan or security when a loan or security becomes 90 days or more past due or if we otherwise do not expect the debtor to be able to service its debt obligations. Non-accrual royalty contracts remain in such status until the borrower has demonstrated the ability and intent to pay contractual amounts due or such royalty contracts become current.

Fee Income

Pursuant to tax advice our fee income includes fees, if any, for due diligence, structuring, commitment and facility fees, and fees, if any, for transaction services and management services rendered by us to portfolio companies and other third parties. Commitment and facility fees are generally recognized as income over the life of the underlying loan, whereas due diligence, structuring, transaction service and management service fees are generally recognized as income when the services are rendered.]

Dividends and Distributions

Dividends and distributions to our securities holders are recorded on the record date. The amount to be paid out as a dividend is determined by the Board of Directors each quarter and is generally based upon the earnings estimated by management for the period and fiscal year.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain royalty contracts, pay dividends to our security holders and other general business needs. We recognize the need to have funds available for operating our business and to make royalty contracts. We seek to have adequate liquidity at all times to cover normal cyclical swings in funding availability and to allow us to meet abnormal and unexpected funding requirements. We plan to satisfy our liquidity needs through normal operations with the goal of avoiding unplanned sales of assets or emergency borrowing of funds.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities contain elements of market risks. We consider our principal market risks to be fluctuations in interest rates and the valuations of our royalty contracts portfolio. Managing these risks is essential to our business. Accordingly, we have systems and procedures designed to identify and analyze our risks, to establish appropriate policies and thresholds and to continually monitor these risks and thresholds by means of administrative and information technology systems and other policies and processes.

Interest Rate Risk

Interest rate risk is defined as the sensitivity of our current and future earnings to interest rate volatility, variability of spread relationships, the difference in re-pricing intervals between our assets and liabilities and the effect that interest rates may have on our cash flows. Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income earned on interest earning assets and our interest expense incurred in connection with our interest bearing debt and liabilities. Changes in interest rates can also affect, among other things, our ability to acquire and originate royalty contracts and securities and the value of our investment portfolio.

Our investment income is affected by fluctuations in various interest rates, including LIBOR and prime rates. Because we may borrow money to make royalty contracts, our net investment income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest the funds borrowed. Accordingly, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase, which could reduce our net investment income if there is not a corresponding increase in interest income generated by floating rate assets in our investment portfolio.

Portfolio Valuation

We carry our royalty contracts at fair value, as determined in good faith by our Board of Directors pursuant to procedures approved by our Board of Directors. Royalty contracts for which market quotations are readily available are valued at such market quotations. The Board of Directors may retain an independent valuation firm to provide third-party valuation consulting services, which consist of certain limited procedures that we identify and request the independent valuation firm to perform.

Royalty contracts for which there is not a readily available market value are valued at fair value as determined in good faith by our Board of Directors under a valuation policy and a consistently applied valuation process. However, due to the inherent uncertainty of determining the fair value of royalty contracts that cannot be marked to market, the fair value of our royalty contracts may differ significantly from the values that would have been used had a ready market existed for such royalty contracts or from the values that would have been placed on our assets by other market participants, and the differences could be material. See "Risk Factors— Risks Related to Our Royalty contracts —Our portfolio royalty contracts for which there is no readily available market are recorded at fair value as determined in good faith by our Board of Directors. As a result, there is uncertainty as to the value of these royalty contracts" and "Determination of Net Asset Value." In addition, changes in the market environment and other events that may occur over the life of the royalty contracts may cause the gains or losses ultimately realized on these royalty contracts to be different than the valuations that are assigned. The types of factors that we may take into account in fair value pricing of our royalty contracts include, as relevant, the nature and realizable value of any collateral, third party valuations, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly-traded securities, recent sales of or offers to buy comparable companies, and other relevant factors.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding.

<center>**MANAGEMENT**</center>

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors elects our officers who serve at its discretion.

Directors and Executive Officers

Our executive officers, directors and key employees and their positions are as set forth below. The address for each executive officer and director is c/o UNSS/Entrex, 11811 North Freeway, Suite 500, Houston, TX 77060.

Stephen H. Watkins – Chairman and CEO.

Committees of the Board of Directors

Audit Committee.   Our Board of Directors has established an Audit Committee. The Audit Committee is composed of the Board. As determined by the Board, each of the members of the Audit Committee is an independent director and satisfies the audit committee independence requirements of the Exchange Act and any over the counter listing standards. Stephen H. Watkins serves as Chairman of the Audit Committee. The Audit Committee's functions include providing assistance to our Board of Directors in fulfilling its oversight responsibility relating to our financial statements and the financial reporting process, compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accountant, our system of internal controls, the internal audit function, our code of ethics, retaining and, if appropriate, terminating the independent registered public accountant and approving audit and non-audit services to be performed by the independent registered public accountant. The Audit Committee's Charter, as approved by our Board of Directors, can be found in the Corporate Governance section of the Company's website. The Audit Committee has adopted a policy under which, to the extent required by law, all auditing services and all permitted non-audit services to be rendered by our independent registered public accountant are pre-approved.

Valuation Committee.   Our Board of Directors has established a Valuation Committee. The Valuation Committee is composed of Stephen H. Watkins who serves as chairman of the Valuation Committee. The Valuation Committee is responsible for reviewing and recommending to the full Board of Directors the fair value of debt and equity securities for which market quotations are not readily available. The Valuation Committee may utilize the services of an independent valuation firm in arriving at fair value of these securities.

Compensation Committee.   Our Board of Directors has established a Compensation Committee. The Compensation Committee is composed of Stephen H. Watkins. As determined by the Board, each of the members of the Compensation Committee is an independent director and satisfies the independence requirements of the over-the-counter listing standards. Stephen H. Watkins serves as chairman of the Compensation Committee. The Compensation Committee determines compensation for our executive officers, in addition to administering our Equity Incentive Plan, which is described below. Stephen H. Watkins is or was an officer or employee of the Company, nor does either of them have, or has either of them had, an "interlocking" or other relationship with the Company that would detract from his independence as a member of the Compensation Committee. The Compensation Committee Charter, as approved by our Board of Directors, can be found in the Corporate Governance section of the Company's website. The Compensation Committee's functions include examining the levels and methods of compensation employed by the Company with respect to the Chief Executive Officer and non-CEO officers, making recommendations to the Board with respect to non-CEO officer compensation, reviewing and approving the compensation package of the Chief Executive Officer, making recommendations to the Board with respect to incentive compensation plans and equity-based plans, reviewing management succession plans, making administrative and compensation decisions under equity compensation plans approved by the Board and making recommendations to the Board with respect to grants thereunder, administering cash bonuses, and implementing and administering the foregoing. In accordance with its Charter, the Compensation Committee may delegate its authority to a subcommittee.

Indemnification

In our articles of incorporation and bylaws, we have agreed to indemnify certain officers and directors by providing, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or other agent, to the fullest extent permitted under Nevada law and our bylaws. Notwithstanding the foregoing, the indemnification provisions shall not protect any officer or director from liability to us or our security holders as a result of any action that would constitute willful misfeasance, bad faith or gross negligence in the performance of such officer's or director's duties, or reckless disregard of his or her obligations and duties.

CONTROL PERSONS AND PRINCIPAL SECURITY HOLDERS

The following table sets forth, as of January 8, 2021, information with respect to the beneficial ownership of our securities by:

- each person known to us to beneficially own more than 5% of the outstanding shares of our securities;

- each of our directors and each named executive officer; and

- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Securities subject to options that are currently exercisable or exercisable within 60 days of the effective date of this prospectus are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, to our knowledge, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder, except to the extent authority is shared by spouses under applicable law, and maintains an address at the Company.

None

DETERMINATION OF NET ASSET VALUE

We determine the net asset value per share of our securities quarterly. The net asset value per share is equal to the value of our total assets minus liabilities and any preferred stock outstanding divided by the total number of shares of securities outstanding. As of January 8, 2021 we did not have any preferred securities outstanding.

Because of the inherent uncertainty of determining the fair value of royalty contracts that do not have a readily available market value, the fair value of our royalty contracts determined under our procedures may differ significantly from the values that would have been used had a ready market existed for the royalty contracts or from the values that would have been placed on our assets by other market participants, and the differences could be material.

There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment. Unlike banks, we are not permitted to provide a general reserve for anticipated loan losses. Instead, we must determine the fair value of each individual investment on a quarterly basis. We record unrealized depreciation on royalty contracts when we believe that an investment has decreased in value, including where collection of a loan or realization of an equity security is doubtful. Conversely, we record unrealized appreciation if we believe that as a result our investment has appreciated in value, for example, because the underlying portfolio company has appreciated in value.

We exchange primarily in illiquid securities pursuant to our business model. Our royalty contracts are generally subject to restrictions on resale and generally have no established trading market. Because of the type of royalty contracts that we make and the nature of our business, our valuation process requires an analysis of various factors. Our valuation methodology includes the examination of, among other things, the underlying investment performance, financial condition and market changing events that impact valuation.

With respect to private debt and equity royalty contracts, each investment is valued using industry valuation benchmarks, and, where appropriate, such as valuing private warrants, the input value in our valuation model may be assigned a discount reflecting the illiquid nature of the investment and our minority, non-control position. When a qualifying external event such as a significant purchase transaction, public offering or subsequent loan or warrant sale occurs, the pricing indicated by the external event is considered in determining our private debt or equity valuation. Securities that are traded in the over-the-counter market or on a stock exchange generally are valued at the prevailing bid price on the valuation date. However, restricted or thinly traded public securities may be valued at discounts from the public market value due to limitations on our ability to sell the securities.

Determinations In Connection With Offerings

In connection with each primary offering of shares of our securities, the Board of Directors or a committee thereof is required to make the determination that we are not selling shares of our securities at a price below our then current net asset value at the time at which the sale is made. The Board of Directors (or such committee) considers the following factors, among others, in making such determination:

- the net asset value of our securities disclosed in the most recent periodic report we filed with the SEC;

- our management's assessment of whether any material change in the net asset value has occurred (including through the realization of net gains on the sale of our portfolio royalty contracts) from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the sale of our securities; and

- the magnitude of the difference between the net asset value disclosed in the most recent periodic report we filed with the SEC and our management's assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our securities in the proposed offering.

Importantly, this determination does not require that we calculate net asset value in connection with each offering of shares of our securities, but instead it involves the determination by the Board of Directors or a committee thereof that we are not selling shares of our securities at a price below the then current net asset value at the time at which the sale is made.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our securities at a price below the then current net asset value of our securities at the time at which the sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of shares of our securities pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the Board of Directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act.

Code of Ethics

We adopted and maintain a code of ethics that establishes procedures for personnel negotiating royalty contracts and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such royalty contracts are made in accordance with the Company's requirements. We may be prohibited from conducting certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, the prior approval of the SEC. You can obtain a copy of the code of ethics by any of the methods described under "Available Information."

Privacy Principles

We are committed to maintaining the privacy of our security holders and safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any non-public personal information relating to our security holders, although some non-public personal information of our security holders may become available to us. We do not disclose any non-public personal information about our security holders or former security holders to anyone, as is necessary to service stockholder accounts, such as to a transfer agent, or as otherwise permitted by law.

We restrict access to non-public personal information about our security holders to our employees with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our security holders.

Proxy Voting Policies and Procedures

Although most of the securities we hold are not voting securities, some of our royalty contracts may entitle us to vote proxies. We vote proxies relating to our portfolio securities in the best interest of our security holders. We review on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by us. Although we generally vote against proposals that we believe may have a negative impact on our portfolio securities, we may vote for such a proposal if we believe there exists a compelling long-term reason to do so.

Our proxy voting decisions are made by our Investment Committee, which is responsible for monitoring each of our royalty contracts. To ensure that our vote is not the product of a conflict of interest, we require that (1) anyone involved in the decision making process disclose to our CCO any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal to reduce any attempted influence from interested parties.

Other

We will be periodically examined by the SEC for compliance.

We will not "concentrate" our royalty contracts, that is, invest 25% or more of our assets in any particular industry (determined at the time of investment).

We are required to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation. We have a designated Stephen H. Watkins to be responsible for administering these policies and procedures.

[ERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

SECURITIES

The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including security holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, RICs, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our securities as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as in effect as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS") regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets in which we do not currently intend to invest.

This summary does not discuss the consequences of an investment in our securities, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of our securities, preferred stock or debt securities, separately or as units in combination with such securities. The U.S. federal income tax consequences of such an investment will be discussed in a relevant prospectus supplement.

A "U.S. stockholder" generally is a beneficial owner of shares of our securities who is for U.S. federal income tax purposes:

- a citizen or individual resident of the United States including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test in Section 7701(b) of the Code;

- a corporation or other entity taxable as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

- a trust over the administration of which a court in the U.S. has primary supervision or over which U.S. persons have control; or

- an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A "Non-U.S. stockholder" is a beneficial owner of shares of our securities that is neither a U.S. stockholder nor a partnership for U.S. federal income tax purposes. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our securities, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder who is a partner of a partnership holding shares of our securities should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our securities.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Taxation of U.S. security holders

For U.S. federal income tax purposes, distributions by us generally are taxable to U.S. security holders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses) will be taxable as ordinary income to U.S. security holders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional securities through our dividend reinvestment plan. For taxable years beginning before January 1, 2011, to the extent such distributions paid by us are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions may be designated by us as "qualified dividend income" eligible to be taxed in the hands of non-corporate security holders at the rates applicable to long-term capital gains, provided holding period and other requirements are met at both the stockholder and company levels. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not be qualified dividend income. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum rate of 15% in the case of individuals, trusts or estates), regardless of the U.S. stockholder's holding period for his, her or its securities and regardless of whether paid in cash or reinvested in additional securities. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's securities and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's cost basis for his, her or its securities. Since we expect to pay tax on any retained net capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual security holders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder's liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund for the taxes we paid. For U.S. federal income tax purposes, the tax basis of shares owned by a stockholder generally will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the stockholder's gross income and the tax deemed paid by the stockholder as described in this paragraph. To utilize the deemed distribution approach, we must provide written notice to our security holders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a "deemed distribution." We may also make actual distributions to our security holders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to security holders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. security holders on December 31 of the year in which the dividend was declared. A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of our securities. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our securities held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our securities may be disallowed if other shares of our securities are purchased (whether through reinvestment of distributions or otherwise) within 28 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss. For taxable years beginning before January 1, 2011, individual U.S. security holders are subject to a maximum U.S. federal income tax rate of 15% on their net capital gain (i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year) including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. security holders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate security holders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year ($1,500 for married individuals filing separately); any net capital losses of a non-corporate stockholder in excess of $3,000 ($1,500 for married individuals filing separately) generally may be carried forward and used in subsequent years as provided in the Code. Corporate security holders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Distributions are taxable to security holders even if they are paid from income or gains earned by us before a stockholder's investment (and thus were included in the price the stockholder paid). If an investor purchases shares of our securities shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically, it may represent a return of his, her or its investment. Distributions are taxable whether security holders receive them in cash or reinvest them in additional shares through the Dividend Reinvestment Plan. A stockholder whose distributions are reinvested in shares will be treated as having received a dividend equal to either (i) the fair market value of the shares issued to the stockholder (if we issue new shares), or (ii) the amount of cash allocated to the stockholder for the purchase of shares on its behalf (if we purchase shares on the open market). We will send to each of our U.S. security holders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year's distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 15% "qualified dividend income" rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder's particular situation. Dividends distributed by us generally will not be eligible for the corporate dividends-received deduction or the preferential rate applicable to "qualified dividend income."

We may be required to withhold U.S. federal income tax ("backup withholding"), currently at a rate of 28%, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder's federal income tax liability, provided that proper information is provided to the IRS.

Under Treasury regulations, if a stockholder recognizes a loss with respect to our shares of $2 million or more for an individual stockholder or $10 million for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on Form 8886. Direct security holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, security holders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to security holders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether a taxpayer's treatment of the loss is proper. security holders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. security holders

Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person's particular circumstances. Non-U.S. security holders should consult their tax advisors before investing in our securities. In general, dividend distributions (other than certain distributions derived from net long-term capital gains, certain interest income and short term capital gains, as described below) paid by us to a non-U.S. stockholder are subject to withholding of U.S. federal income tax at a rate of 28% (or lower applicable treaty rate) even if they are funded by income or gains that, if paid to a non-U.S. stockholder directly, would not be subject to withholding. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder, (and, if an income tax treaty applies, attributable to a permanent establishment in the United States), we will not be required to withhold U.S. federal income tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. security holders. (Special certification requirements apply to a non-U.S. stockholder that is a foreign partnership or a foreign trust and such entities are urged to consult their tax advisors.) For taxable years beginning prior to January 1, 2008, except as provided below, we generally will not be required to withhold any amounts with respect to certain distributions of (1) U.S.-source interest income that meets certain requirements, and (2) net short-term capital gains in excess of net long-term capital losses, in each case to the extent we properly designate such distributions. We intend to make such designations. In respect of distributions described in clause (1) above, however, we will be required to withhold amounts with respect to distributions to a non-U.S. stockholder:

- that has not provided a satisfactory statement that the beneficial owner is not a U.S. person;

- to the extent that the dividend is attributable to certain interest on an obligation if the non-U.S. stockholder is the issuer or is a 10% stockholder of the issuer;

- that is within certain foreign countries that have inadequate information exchange with the United States; or

- to the extent the dividend is attributable to interest paid by a person that is a related person of the non-U.S. stockholder and the non-U.S. stockholder is a "controlled foreign corporation" for U.S. federal income tax purposes.

Actual or deemed distributions of our net capital gain to a non-U.S. stockholder, and gains realized by a non-U.S. stockholder upon the sale of our securities, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gain, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the U.S.), or in the case of an individual stockholder, the stockholder is present in the U.S. for a period or periods aggregating 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met. If we distribute our net capital gain in the form of deemed rather than actual distributions, a non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder's allocable share of the tax we pay on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our securities that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 28% rate (or at a lower rate if provided for by an applicable treaty).

A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute or successor form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding. Investment in the shares may not be appropriate for a non-U.S. stockholder. Non-U.S. persons should consult their tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares. This prospectus contains a summary of the securities, preferred stock, subscription rights, debt securities and warrants. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement will contain the material terms and conditions for each security.

Any of the securities described herein and in any prospectus, supplement may be issued separately or as part of a unit consisting of two or more securities, which may or may not be separable from one another.

ROYALTY CONTRACTS

The following is a discussion of the material United States ("*U.S.*") federal income tax consequences to investors of the purchase, ownership and disposition of Royalty contracts by investors that purchase Royalty contracts in connection with this offering and hold the Royalty contracts as capital assets. This summary does not address all aspects of U.S. federal income tax laws (or any state, local or non-U.S. laws, or laws not in force as of the preparation of this Term Sheet), and there can be no assurance that those laws or the interpretation of those laws will not change, possibly retroactively.

Potential investors are encouraged to consult their own tax advisors in determining the particular U.S. federal, state and local, and non-U.S., consequences to them of the purchase, ownership and disposition of the Royalty contracts.

This discussion is based upon U.S. federal income tax law (including provisions of the Internal Revenue Code of 1986, as amended (the "*Code*"), U.S. Treasury regulations promulgated thereunder, and published rulings and decisions now in effect), which are subject to change (or changes in interpretation), possibly with retroactive effect. This discussion does not purport to deal with all U.S. federal tax consequences applicable to all categories of investors. Some holders, including U.S. expatriates, insurance companies, tax-exempt organizations, regulated investment companies, financial institutions or brokers/dealers, taxpayers subject to the alternative minimum tax, holders that will hold their Royalty contracts as part of a hedge, straddle, appreciated financial position or conversion transaction, taxpayers with a functional currency other than the U.S. Dollar, and holders that will hold their Royalty contracts as other than capital assets may be subject to special rules that are not discussed below.

This summary does not consider the U.S. federal income tax consequences of the purchase, ownership or disposition of Royalty contracts by a partnership. If a partnership holds Royalty contracts, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships acquiring, holding or disposing of Royalty contracts, and partners in such partnerships, are encouraged to consult their own tax advisors.

No ruling has or will be sought from the U.S. Internal Revenue Service (the "*IRS*") regarding the matters addressed below and the conclusions expressed are not binding on the IRS or any court.

As used in this summary, "*U.S. holder*" means a beneficial owner that for U.S. federal income tax purposes is (a) a citizen or resident of the United States, (b) a domestic corporation, (c) a trust subject to the control of a U.S. person (as defined under the Code) and the primary supervision of a U.S. court, or that has validly elected to be treated as a U.S. person (as defined under the Code), or (d) an estate the income of which is subject to U.S. federal income tax regardless of its source. A "*non-U.S. holder*" is any investor other than a U.S. holder and other than a partnership.

General U.S. Federal Income Tax Treatment of the Royalty contracts

Entrex believes that for U.S. federal income tax purposes, the Royalty contracts would be treated as interests in a partnership, and would not be treated as debt or equity of the issuer.

A partnership is not subject to U.S. federal income tax. Instead, in computing its U.S. federal income tax liability each year, each partner is required to separately take into account on its own U.S. federal income tax return its distributive share of the partnership's items of income (including, if any, items of gain, loss, deduction, credit and tax preference) for the taxable year of the partnership ending within or with such taxable year of the partner (whether or not the partnership actually distributed cash during the taxable year). To the extent cash distributed to a partner for any year exceeds the taxable income of such partner for that year the excess will be treated as a return of capital for U.S. federal income tax purposes. To the extent that cash distributions are treated as a return of capital (and to the extent that tax losses, if any, are allocated to the partner), the tax bases of the partners in their respective partnership interests will be reduced (but not below zero).

Distributions with respect to the Royalty contracts will be in part, distributions of ordinary income subject to U.S. federal income tax at ordinary rates, and in part, a return of capital to the holders of the Royalty contracts. The expected U.S. federal income tax treatment of such distributions is subject to change. The American Jobs Creation Act of 2004 added section 1286(f) to the Code, which authorizes the U.S. Treasury Department to promulgate regulations that, in appropriate cases, would apply rules that are similar to the present-law rules for stripped bonds and stripped preferred stock to direct or indirect interests in an entity or account substantially all of the assets of which consist of bonds (as defined in section 1286(e)(1) of the Code), preferred stock (as defined in section 285(e)(5)(B) of the Code), or any combination thereof. These rules would apply prospectively, except where necessary to prevent perceived abuse, and would only apply to cases in which present-law rules for stripped bonds and stripped preferred stock do not already apply to such interests. To date, no regulations have been issued or proposed under section 1286(f) of the Code, but such regulations, if issued or proposed, may affect the U.S. federal income tax consequences of an investment in the Royalty contracts.

A holder of Royalty contracts will have a tax basis in the Royalty contracts generally equal to the purchase price of the Royalty contracts on the date of a purchase and decreased by any payments treated as a return of capital. A holder's amount realized on the sale or other disposition of the Royalty contracts generally will be the amount of cash, or fair market value of other property, received for the Royalty contracts on the date of the disposition. This capital gain or loss generally will be treated as gain or loss from U.S. sources, and generally will be long-term capital gain or loss if the holder's holding period in the Royalty contracts exceeds one year. The deductibility of capital losses may be limited.

Special Considerations for Non-U.S. Holders of Royalty contracts.

The tax consequences applicable to non-U.S. holders of Royalty contracts generally will depend on whether the partnership is deemed to be engaged in a U.S. trade or business. If the partnership is deemed to be engaged in a U.S. trade or business, each non-U.S. holder would be subject to U.S. federal income tax on its distributive share of the taxable income of the partnership that is deemed to be "effectively connected" with a U.S. trade or business, regardless of whether the partnership makes any cash distributions. A 35% withholding tax generally will be imposed on a non-U.S. holder's allocable share of any taxable income of the partnership that is "effectively connected" with a U.S. trade or business (whether or not such income is distributed). Such withholding tax may be claimed as a credit against such non-U.S. holder's substantive U.S. tax liability.

Prospective investors that are treated as foreign corporations for U.S. federal income tax purposes should also be aware that the 28% U.S. "branch-profits tax" imposed by section 884 of the Code would apply to an investment in the partnership, although the tax rate may be reduced or the tax eliminated entirely for residents of certain countries with tax treaties with the United States.

To the extent that the partnership realizes any fixed, determinable, annual or periodical income (such as dividend income from the issuer) that is not effectively connected with a U.S. trade or business, each non-U.S. holder's allocable share of such income generally will be subject to a 28% withholding tax. Such withholding tax may be reduced or eliminated under any applicable income tax treaty between the United States and the non-U.S. holder's country of residence or under the "portfolio interest" rules contained in section 871 or 881 of the Code, provided that the non-U.S. holder provides proper certification as to its eligibility for such treatment. Any non-U.S. holder that is a governmental entity qualifying under section 892 of the Code may be exempt from the 28% withholding tax.

Publicly Traded Partnership.

Under section 7704 of the Code, "publicly traded partnerships" ("PTPs") are generally treated as corporations for U.S. federal income tax purposes. A PTP is any partnership in which the interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). The Royalty contracts will not be traded on an established securities market. Entrex believes the partnership should not be considered readily tradable on a secondary market (or the substantial equivalent thereof) because the partnership would satisfy either the private placement safe harbor set forth in the U.S. Treasury regulations for publicly traded partnerships, which applies if there are not more than 100 holders of the Royalty contracts, or in the absence of the safe harbor, the general "facts and circumstances" test. In addition, under section 7704(c) of the Code, a partnership will not be a PTP if 90% or more of its gross income for each year is passive income, such as dividends. Entrex believes the partnership will satisfy this passive income test on an annual basis and, therefore, would not be treated as a PTP.

Alternative Characterization as a Corporation.

If the Royalty contracts were for any reason treated as interests in an association taxable as a corporation for U.S. federal income tax purposes, the corporation would be required to pay federal income tax at the corporate tax rate on its taxable income, including the percentage of the issuer's gross revenues which is allocated to pay holders of the Royalty contracts. In such case, the amount of cash available to the corporation (Issuer) would be substantially less than if the Royalty contracts were treated as interests in a partnership for U.S. federal income tax purposes. Moreover, distributions to the holders of the Royalty contracts generally would be taxable to the holders as a dividend taxable as ordinary income to the extent of earnings and profits, and holders of the Royalty contracts would not be entitled to report profits or losses realized by the partnership.

ERISA MATTERS

Pension, profit-sharing and other employee benefit plans subject to ERISA, as well as retirement plans and arrangements subject to Section 4975 of the Code, we believe, will be permitted to invest in our securities. Each holder that acquires a royalty contract with assets of an employee benefit plan or other retirement plan or arrangement subject to ERISA or Section 4975 of the Code will be required to represent that a prohibited transaction exemption will apply to its acquisition, holding and disposition of the royalty contract/s.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Nevada General Corporation Law and on our certificate of incorporation and bylaws. This summary may not contain all of the information that is important to you, and we refer you to the Nevada General Corporation Law and our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.

Securities

Our authorized capital stock consists of 1,000,000,000 shares of securities, par value $.0001 per share, of which zero shares were outstanding as of January 8, 2021, and Zero shares of preferred stock, par value $.001 per share, of which none outstanding as of January 8, 2021. We anticipate our securities will be traded on the over-the-counter market. Under Nevada law, our security holders are not personally liable for our debts or obligations solely based on their ownership of our securities.

Under the terms of our certificate of incorporation, all shares of our securities have equal rights as to earnings, assets, dividends and voting, and those shares that have been issued are duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our securities if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Except to the extent required shares of our securities have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by U.S. federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our securities would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of any series preferred stock that might be outstanding at that time. Each share of our securities is entitled to one vote on all matters submitted to a vote of security holders, including the election of directors.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Under our certificate of incorporation, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against all expense, liability and loss (including attorneys' fees and related disbursements), judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, penalties and amounts paid or to be paid in settlement, actually and reasonably incurred by such person in connection with such action, suit or proceeding, except with respect to any matter as to which such person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such person's action was in our best interests or to be liable to us or our security holders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office. Our certificate of incorporation also provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except for a breach of their duty of loyalty to us or our security holders, for acts or omissions not in good faith in the reasonable belief that the action was in the best interests of the Company or which involve intentional misconduct or a knowing violation of law, for authorization of illegal dividends or redemptions or for any transaction from which the director derived an improper personal benefit. We may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Nevada law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of security holders or otherwise. We have entered into indemnification agreements with each of our directors and with each of our officers.

Our certificate of incorporation permits us to secure insurance on behalf of any person who is or was or has agreed to become a director or officer of our company or is or was serving at our request as a director or officer of another enterprise for any liability arising out of his or her actions, regardless of whether the Nevada General Corporation Law would permit indemnification. We may obtain liability insurance for our officers and directors.

Nevada Law and Certain Certificate of Incorporation and Bylaw Provisions; Anti-Takeover Measures

We are subject to the provisions of the Nevada General Corporation Law. In general, the statute prohibits a publicly held Nevada corporation from engaging in a "business combination" with "interested security holders" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with his, her or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. Our certificate of incorporation and bylaws provide that:

- the Board of Directors is divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

- directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of our capital stock entitled to vote;

- subject to regulations, any vacancy on the Board of Directors, however the vacancy occurs, including a vacancy due to an enlargement of the Board of Directors, may only be filled by vote of the directors then in office.

The classification of our Board of Directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us.

Our certificate of incorporation and bylaws also provide that:

- any action required or permitted to be taken by the security holders at an annual meeting or special meeting of security holders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

- special meetings of the security holders may only be called by our Board of Directors, chairman or CEO.

Our bylaws provide that, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay, until the next security holders' meeting, stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our securities, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called security holders meeting, and not by written consent.

Nevada's law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws requires a greater percentage. Under our certificate of incorporation and bylaws, the affirmative vote of the holders of at least 75% of the shares of our capital stock entitled to vote is required to amend or repeal any of the provisions of our bylaws. Moreover, our bylaws provide that generally, a majority of the shares of our capital stock issued and outstanding and entitled to vote may amend our certificate of incorporation. However, the vote of at least 75% of the shares of our capital stock then outstanding and entitled to vote in the election of directors, voting together as a single class, is required to amend or repeal any provision of the certificate of incorporation pertaining to the Board of Directors, limitation of liability, indemnification, stockholder action or amendments to the certificate of incorporation, to approve a proposal to convert, whether by merger or otherwise, from a closed-end company to an open-end company or to approve a proposal to effect our liquidation or dissolution. However, if such amendment or proposal is approved by at least 75% of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by the security holders entitled to cast a majority of the votes entitled to be cast on such matter. The "continuing directors" is defined in our certificate of incorporation as our directors at the time of the completion of our initial public offering as well as those directors whose nomination for election by the security holders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on our Board of Directors. The stockholder vote with respect to our certificate of incorporation or bylaws would be in addition to any separate class vote that might in the future be required under the terms of any series preferred stock that might be outstanding at the time any such changes are submitted to security holders. In addition, our certificate of incorporation permits our Board of Directors to amend or repeal our bylaws by a majority vote.

DESCRIPTION OF ROYALTY CONTRACTS

Royalty Contracts are revenue participation certificates issued by private oil and gas companies which entitle the investor to an agreed upon percentage of a private company's gross revenues, paid to the investor on a designated basis.

Features of Royalty Contracts

Royalty Contracts investing offers a means to invest in private sector companies that are otherwise difficult to reach by institutional and high-net worth investors and are designed to provide monthly distributions. On a relative basis, the mechanics of Royalty Contracts are more simple instruments when compared to equity or debt instruments and include the following features:

- Current income through monthly cash flow streams and monthly partnership distributions.

- Income streams increase and decrease in direct proportion to portfolio company revenues, although in certain instances, minimum and maximum payment restrictions may be negotiated as a part of the investment.

- Royalty Contracts securities may be positioned, under default in the same manner as other unsecured corporate obligations of portfolio companies.

- Royalty Contracts conclude or are redeemed (periodically) as a result of a change in control and/or voluntary redemption elections.

Royalty Contracts may be issued with the following terms and conditions

The Royalty Contracts shall rank pari passu with any of our other senior, unsecured obligations, and do not confer any voting rights on the registered holder thereof. A registered holder of a Royalty Contracts holds a instrument payable in installments based on a percentage (the "Revenue Participation Percentage") of our Gross Revenues, payable monthly in arrears on each Payment Date. The Royalty Contracts does not provide for the repayment of principal at Stated Maturity. Neither the Royalty Contracts nor any of the Investor's rights under the Operative Agreements shall confer on the Investor any ownership interest in us. The Revenue Participation Percentage shall be adjusted upon the transfer of less than all of a holder's interest in a Royalty Contracts. For these purposes, our Gross Revenues are determined in accordance with generally accepted accounting principles (GAAP) in effect as of the date of issuance, consistently applied. Payment shall be made on the twentieth (20th) day of each calendar month or, if such day is not a business day, the next succeeding business day, during the Term.

The term of each Royalty Contracts shall commence on the Date of Issuance and end on the close of business of the last Payment Date (the "Stated Maturity"), unless terminated earlier. The Royalty Contracts may be terminated prior to the Stated Maturity in the case of an Event of Default or the occurrence of the Hurdle Achievement Date.

All payments under the Royalty Contracts will be made without withholding for any Tax unless such withholding is required by law. If we are so required to withhold, we shall gross-up its payments to the relevant holder as is necessary to ensure that the net amount actually received by such holder will equal the full amount such holder would have received had no such withholding been required.

The relationship between us and the royalty contract counter-party is that of a debtor and creditor. Nothing in the Indenture or otherwise shall be deemed or construed to have created or construed as having created a joint venture, co-ownership, profit sharing or partnership relationship.

The Royalty Contracts may be issued pursuant to an Indenture between us and the Trustee, if elected. The Bank of New York, not in its individual capacity, but solely as trustee. The Trustee may resign and be discharged of its duties by executing an instrument in writing and mailing a copy of such instrument to each of the holders of a Royalty Contracts at least sixty days before the date specified in such instrument as the date when such resignation is to take effect. Such resignation shall become effective on the later of (i) the date so specified, and (ii) the appointment of a successor trustee. The Trustee may not be removed as trustee under the Indenture except in the case of willful misconduct or gross negligence.

We shall provide file or furnish on Form 8-K a monthly Gross Revenues Statement, setting forth in reasonable detail, our Gross Revenues during the preceding calendar month, on each Payment Date, together with (a) a monthly compliance certificate, duly executed by our chief financial officer, as to the accuracy of such monthly gross revenue statement, (b) an Officer's Certificate, duly executed by one of our senior officers, as to our compliance with our obligations under the Operative Agreements and the accuracy in all material respects of our representations and warranties contained in therein, and; (c) a schedule, prepared in reasonable detail, reconciling our Gross Revenues during the preceding calendar month and our gross revenues shown on our audited or unaudited financial statements for the related period;

The following events and circumstances shall constitute Events of Default under our Royalty Contracts:

- our failure to pay any Payment Amount when due;

- our failure to perform any other obligation to be performed by us under any Operative Agreement if such failure is not cured within 28 days after notice;

- our repudiation, rejection or challenge of the validity of any Operative Agreement;

- A representation made by us in any Operative Agreement or any certificate or agreement delivered pursuant thereto proves to have been incorrect or misleading in any material respect when made;

- Cross-default or cross-acceleration with respect to our indebtedness;

- We are generally not paying, or we admit in writing our inability to pay, our debts as they become due, we make an assignment for the benefit of our creditors; the appointment of a receiver, trustee or other officer with similar powers with respect to us or any substantial part of our property; the adjudication of us as insolvent or to be liquidated; the filing of any voluntary petition in bankruptcy or approval of any involuntary petition for bankruptcy relief or reorganization of us or we otherwise becomes subject to bankruptcy or insolvency proceedings; or we take corporate action for the purpose of any of the foregoing (each such event, an "Insolvency Event");

- a final judgment or judgments for the payment of money aggregating in excess of the asset value of the outstanding royalty contracts are rendered against us which are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal.

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $100,000,000 of our securities in association with our Royalty contracts, separately or as units comprising any combination of the foregoing, on the terms to be determined at the time of the offering. We may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing security holders in a rights offering, through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our securities issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; provided, however, that the offering price per share of our securities, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our securities at the time of the offering except (i) in connection with a rights offering to our existing security holders, (ii) with the consent of the majority of our common security holders or (iii) under such circumstances as the SEC may permit.

In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority ("FINRA") or independent broker-dealer will not be greater than 8% for the sale of any securities being registered.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best-efforts basis for the period of its appointment.

Any securities sold pursuant to a prospectus supplement may be traded on an over the counter market or another exchange on which the securities are traded.

Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase shares of our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

The transfer agent and registrar for our securities shall acts as our transfer agent, dividend paying and reinvestment agent and registrar.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for us by the Company's legal counsel. Certain legal matters in connection with an offering will be passed upon for the underwriters or dealer managers, if any, by the counsel named in the prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and financial highlights shown in this prospectus have been audited by our PCAOB auditor, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1, together with all amendments and related exhibits, under the Securities Act, with respect to the securities offered by this prospectus. The registration statement contains additional information about us and the securities being offered by this prospectus.

As a public company, we file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0328. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http://www.sec.gov.